Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

DermTech, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-234745 and 333-235967) on Form S-8, and to the inclusion in the registration statement (No. 333-235780) on Form S-1, of DermTech, Inc. of our report dated March 10, 2020, with respect to the consolidated balance sheets of DermTech, Inc. as of December 31, 2019 and 2018, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes, which report appears in the December 31, 2019 annual report on Form 10-K of DermTech, Inc. Our report also refers to the adoption of Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), as amended.

/s/ KPMG LLP

San Diego, California

March 10, 2020